Exhibit 99.1

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD

16 Shenkar St., Entrance B,
P.O.Box 12423, Herzliya Pituach,
Israel, 46733
Telephone: 972-9-9610900 Fax: 972-9-9610912
("Scailex")

6th April 2008

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Immediate Report in Accordance with Section 36 of
the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Scailex hereby announces that it is negotiating with Israel Petrochemical Enterprises Ltd (“IPE”), the holder of the controlling interest in Scailex, with regard to the possibility of selling to IPE 100% of the issued share capital of the Scailex subsidiary, Petroleum Capital Holdings Ltd (“PCH”).

PCH is a wholly owned subsidiary of Scailex. As at the date of this report, PCH holds approx. 15.76% of the issued share capital of Oil Refineries Ltd (“ORL”) and, together with Scailex, is party to an irrevocable undertaking by the Israel Corporation Ltd (“ICL”), regulating their relationship as ORL shareholders, as set out in the Company’s immediate report of 10th May 2007 and the supplementary report of 26th July 2007.

IPE and Suny Electronics Ltd (“Suny”), an interested party in Scailex, have at the same time informed Scailex that negotiations are being conducted between IPE and Suny in respect of the possible acquisition of all IPE’s shares in Scailex (50.06% of the issued share capital of Scailex) by Suny (which currently holds, together with its controlling shareholder, Mr Ilan Ben-Dov and companies related to him, 36.6% of the issued share capital of Scailex), so that IPE would stop being a shareholder of the Company, whilst Suny would become the Company’s controlling shareholder. Both transactions, in respect of which negotiations are being conducted as aforesaid, will be conditional upon each other and, if they proceed, will be implemented contemporaneously.

Yours faithfully,

Scailex Corporation Ltd.